EXHIBIT 2

03.07.2014

In Cliffs Board Fight, Activist May Have Unusual Strength

By Liz Hoffman

The key to an activist’s campaign against Cliffs Natural Resources Inc.CLF +1.73% may lie deep in the mining company’s bylaws.

Casablanca Capital LP is urging Cleveland-based Cliffs to split its U.S. and international operations. On Thursday, it rejected a settlement offer from Cliffs and instead nominated six directors to the company’s 11-person board.

If Casablanca succeeds, it may owe its win to a voting system at Cliffs that has all but gone extinct at other big companies.

Cliffs has what’s known as cumulative voting, which lets shareholders channel all their votes to a single candidate, rather than spreading them across an entire slate. For example, a holder of 500 shares at a company with 10 directors would have 5,000 votes, which could be cast for just one or two nominees.

Nearly half of states once required cumulative voting in corporate elections, hoping to protect minority shareholders from domineering insiders, according to Institutional Shareholder Services Inc. Today, few do. Just 18 of the S&P 500 companies have cumulative voting, down from 72 in 1996, according to ISS.

In proxy fights, the math of cumulative voting favors dissidents like Casablanca. At a company with an 11-member board, like Cliffs, an activist would need just about 9% of shares to be guaranteed at least one seat, if it funneled all its votes to a single candidate. The bigger the board, the bigger the multiplier effect, and the smaller the stake needed to assure one seat.

Lower turnout drops the bar further. Assuming only about 80% of shares are actually voted–Cliff’s historical average since 2010–Casablanca only needs about 6.7% to get one seat. With a 5.2% stake, Casablanca is nearly there already.

To play with the numbers some more, see this Cumulative Voting Calculator from Law Jock PLLC.

Cliffs seems to have sensed its own weakness. At its annual meeting last May, it asked shareholders to repeal cumulative voting and to allow the board to make future changes to the company’s bylaws without shareholder approval. Both proposals failed.

Thirty-five companies have tried a total of 39 times to eliminate cumulative voting since 2005, according to data compiled by the Conference Board and FactSet. Twenty-seven proposals passed.

Casablanca went public in January with its stake in Cliffs, urging the iron-ore miner to split in two. The company is resisting the proposal and instead has cut costs and brought in a new CEO.

Cliffs shares were the worst-performing in the S&P 500 last year, falling about 46% against a 19% rise in the broader index.

Cliffs said Friday that Casablanca had rejected a settlement offer that would have let the hedge fund name two new independent directors to the board immediately and a third mutually agreed-upon director later.

“We are disappointed that Casablanca seems intent on waging a public campaign rather than continuing its private engagement with Cliffs’ board and management team,” the company said in a statement.

03.06.2014

Casablanca Names 6 Candidates for Cliffs Natural Resources' Board

By Michael J. De La Merced

The activist hedge fund pressing for change at Cliffs Natural Resources started a proxy fight at the mining concern on Thursday, naming six candidates for the company’s board.

The hedge fund, Casablanca Capital, also continued its attack on Cliffs’ management, arguing that the existing directors are circling the wagons and ignoring suggestions that could improve value for shareholders. (It even set up a website for its campaign.)

The announcement on Thursday came as little surprise, as Casablanca had already signaled that it planned to escalate its campaign against the company. The hedge fund wants the firm, which mines iron ore and coal, to separate its Asian operations from its core businesses in some way. It has also suggested putting its remaining divisions into a master limited partnership to cut taxes or selling the company.

So far, Cliffs has announced plans to trim up to $425 million in capital spending and lay off 500 employees. It also named Gary Halverson, its chief financial officer, as its new chief executive.

None of that has impressed the activist investor thus far.

“As a significant shareholder, we are troubled by the value destruction that has occurred under the current board’s watch and firmly believe the status quo is unacceptable — shareholders have suffered enough,” Casablanca wrote in a letter to Cliffs’ board on Thursday. “Cliffs desperately needs a new strategy and leadership with a fresh perspective.”

Casablanca’s six candidates are:

  Lourenco Goncalves, the former chief executive of Metals USA and the hedge fund’s choice to become Cliffs’ next chief
  Rip Fisher, a former banker at Goldman Sachs
  Patrice Merrin, the former chief executive of Luscar, another mining company
  Joseph Rutkowski, a former senior executive of Nucor
  Gabriel Stollar, a former chief financial officer of Vale, the Brazilian mining firm
  Douglas Taylor, the chief executive of Casablanca

03.06.2014

UPDATE 2-Hedge Fund names Cliffs directors, launches proxy battle

(Reuters) - Activist investor Casablanca Capital LP on Thursday nominated six directors for election to the board of Cliffs Natural Resources Inc, setting in motion a proxy battle for the iron ore producer that it wants split into two companies.

The New York-based hedge fund said the director slate, named ahead of Cliffs's annual meeting in May, includes Casablanca Chief Executive Officer Douglas Taylor as well as Lourenco Goncalves, former CEO of Metals USA.

Casablanca, which owns about 5.2 percent of Cliffs, first targeted the Cleveland-based company in January. It wants Cliffs, which was the second-worst performing stock in the S&P500 Index last year, to spin off its "riskier" international operations from its cash-generating U.S. assets.

Last month, the fund named Goncalves as its preferred candidate for Cliffs's CEO and said it would nominate a majority slate to the company's 11-member board.

Other directors on the slate are: Rip Fisher, a former head of mining and Canadian corporate finance and investment banking at Goldman Sachs; Patrice Merrin, a director of Stillwater Mining; Joseph Rutkowski, former vice president of business development at Nucor Corp, and Gabriel Stoliar, managing partner of Studio Investimentos, an asset management firm.

Casablanca said in a statement on Thursday that its slate was "far better equipped than the incumbent board members to implement a new strategic direction for Cliffs...".

A Cliffs spokeswoman said the company would issue a statement later.

The annual meeting is scheduled for May 13.

Cliffs has in recent weeks taken a number of steps to transform the company, including naming a CEO, indefinitely suspending a planned expansion at its Bloom Lake mine in Canada, and idling Wabush, another Canadian mine.